Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,054
Registration Statement Nos. 333-221595; 333-221595-01
Dated October 4, 2018
Filed pursuant to Rule 433

Structured Investments

Buffered Jump Securities Based on the Performance of the iShares® MSCI Emerging Markets ETF due November 5, 2020

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Stated principal amount:	$1,000 per security
Pricing date:	October 31, 2018
Original issue date:	November 5, 2018 (3 business days after the pricing date)
Maturity date:	November 5, 2020
Underlying shares:	Shares of the iShares® MSCI Emerging Markets ETF. For more information about the underlying shares, see the accompanying preliminary terms.
Payment at maturity:

If the final share price is greater than or equal to the initial share price:

$1,000 + the upside payment

If the final share price is less than the initial share price but greater than or equal to 90% of the initial share price:

$1,000

If the final share price is less than 90% of the initial share price:

$1,000 × (share performance factor + buffer amount)

In this scenario, the payment at maturity will be less than the stated principal amount, subject to the minimum payment at maturity of $100 per security.

Upside payment:	$200 to $250 per security (20% to 25% of the stated principal amount). The actual upside payment will be set on the pricing date.
Share performance factor:	final share price / initial share price
Initial share price:	The closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Buffer amount:	10%
Minimum payment at maturity:	$100 per security (10% of the stated principal amount)
Valuation date:	November 2, 2020, subject to postponement for non-trading days and certain market disruption events
CUSIP / ISIN:	61768DGJ8 / US61768DGJ81
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $974.50 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Buffered Jump Securities, which we refer to as the securities, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities offer the opportunity to earn a return based on the performance of the shares of the iShares® MSCI Emerging Markets ETF. Unlike ordinary debt securities, the Buffered Jump Securities do not pay interest and provide for the minimum payment of only 10% of the principal at maturity. At maturity, you will receive for each security that you hold an amount in cash that will vary depending on the performance of the underlying shares, as determined on the valuation date. If the underlying shares appreciate or do not depreciate at all as of the valuation date, you will receive for each security that you hold at maturity an upside payment of $200 to $250 (to be determined on the pricing date) in addition to the stated principal amount. However, if the underlying shares decline in value by more than 10% as of the valuation date from the initial share price, the payment due at maturity will be less, and possibly significantly less, than the stated principal amount of the securities. You could lose up to 90% of the stated principal amount of the securities. The securities are for investors who seek an equity fund-based return and who are willing to risk their principal and forgo current income and appreciation above the fixed upside payment in exchange for the upside payment and buffer features that in each case apply to a limited range of performance of the underlying shares. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program. All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Securities

The payoff diagram below illustrates the payment at maturity on the securities, assuming a hypothetical upside payment of $225 per security (22.50% of the statement principal amount, the midpoint of the specified range). The actual upside payment will be set on the pricing date.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link: https://www.sec.gov/Archives/edgar/data/895421/000095010318011458/dp96395_fwp-ps1054.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest and provide for the minimum payment at maturity of only 10% of your principal.

•	The appreciation potential of the securities is fixed and limited to the upside payment at maturity.

•	The market price of the securities will be influenced by many unpredictable factors.

•	The price of the underlying shares is subject to currency exchange risk.

•	There are risks associated with investments in securities, such as the securities, linked to the value of foreign (and especially emerging markets) equity securities.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the securities is not linked to the value of the underlying shares at any time other than the valuation date.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	Investing in the securities is not equivalent to investing in the underlying shares or the stocks composing the MSCI Emerging Markets IndexSM.

•	Adjustments to the underlying shares or the index tracked by the underlying shares could adversely affect the value of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The performance and market price of the underlying shares, particularly during periods of market volatility, may not correlate with the performance of the MSCI Emerging Markets IndexSM, the performance of the component securities of the MSCI Emerging Markets IndexSM or the net asset value per share of such underlying shares.

•	The antidilution adjustments the calculation agent is required to make do not cover every event that can affect the underlying shares.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

iShares® MSCI Emerging Markets ETF Historical Performance

The following graph sets forth the daily closing values of the IShares® MSCI Emerging Markets ETF for each quarter in the period from January 1, 2013 through October 1, 2018. You should not take the historical values of the IShares® MSCI Emerging Markets ETF as an indication of its future performance, and no assurance can be given as to the closing price of the IShares® MSCI Emerging Markets ETF on the valuation date.

IShares® MSCI Emerging Markets ETF Daily Closing Prices January 1, 2013 to October 1, 2018